March 16, 2026

Kevin Cox
Chief Executive Officer
Energys Group Limited
Franklyn House, Daux Road
Billingshurst, West Sussex RH149SJ
United Kingdom

       Re: Energys Group Limited
           Registration Statement on Form F-1
           Filed March 03, 2026
           File No. 333-293962
Dear Kevin Cox:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi James Regan at 202-551-3269 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Joan S. Guilfoyle, Esq.